
AUSTRIA
TABAK

Generaldirektion

Porzellangasse 51
Postfach 14
1091 Wien
Tel:++43 (1) 31342-1477
Fax:++43 (1) 31342-1636

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.


02002966

Ihr Zeichen
Unser Zeichen GEN/IR/son

Wien, December 20th, 2001

Austria Tabak AG
Rule 12g3-2(b) File No. 82-4715

The enclosed press release „Austria Tabak posts higher revenue for first three quarters" is being furnished to the Securities and Exchange Commission (the „SEC") on behalf of Austria Tabak AG (the „Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the „Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be „filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

i.V. D. Schwarzmair   i.A. S. Sonnleitner

Enclosure



Austria Tabak posts higher revenue for first three quarters

Consolidated revenue up by 4.6 percent – Profit excluding charge for Malmö factory closure two percent higher

Vienna (OTS) – Austria Tabak again recorded growth in revenue and profits before exceptionals (closure of the company's factory in Malmö, Sweden) in the first nine months of 2001. The effects of the jump in the pack price of cigarettes from DEM 5 to 6 continued to weigh on the earnings of the German vending machine business.

Consolidated revenue for the period registered a 4.6 percent year-on-year increase to ATS 40.1 billion (EUR 2.9bn). Profit before exceptional items for the first three quarters of 2001 rose by ATS 24 million (EUR 1.7m) or about two percent, to reach ATS 1.2bn (EUR 83.9m).

Earnings before interest and tax (EBIT) and exceptional items, and including Austria Tabak's share of the profits of Lekkerland-Tobaccoland, declined by 3.9 percent to ATS 2.0bn (EUR 145m), while profit on ordinary activities (POA) fell by 5.5 percent to ATS 1.9bn (EUR 139m).

The exceptional expenditure arising from the closure of the factory in Malmö totalled ATS 534m (EUR 39m); the net cost after adjustment for tax effects was ATS 385m (EUR 30m).

At ATS 770m (EUR 56m) net profit for the period was ATS 361m (EUR 26m) down on the like period of 2000.

Tobacco Manufacturing Division returns higher volume and revenue

The company's Tobacco Manufacturing Division put in an increase of 7.9 percent in sales volume, to 23.9bn cigarettes, in the first three quarters of 2001.

Austrian sales totalled about 10bn cigarettes of which 5.8bn units were own brands and 4.2bn units licensed brands.

Sales outside Austria advanced from 11.9bn units to 13.9bn units.

The division's revenue for the period (excluding tobacco tax) gained 4.8 percent, to stand at ATS 5.4bn (EUR 395m). Earnings before interest, tax and amortisation (EBITA) and excluding expenditure arising from the Malmö closure rose by 4.2 percent to ATS 1.6bn (EUR 117m) in the first three quarters of 2001.

Wholesale Division affected by continued downturn in vending machine business

The Wholesale Division's revenue for the period (including tobacco tax) increased by 0.6 percent to ATS 30.9bn (EUR 2.2bn). However, EBITA fell by 12.8 percent from the like period of the previous year, to ATS 940m (EUR 68m). Lekkerland-Tobaccoland's contribution to profits is included in the result.

The German automatic vending business Tobaccoland Automatengesellschaft reported a 9.3 percent year-on-year decline in revenue for the first three quarters of 2001. The reason for this was the price increase introduced in 2000.

Lekkerland-Tobaccoland, the German convenience products company in which Austria Tabak holds 25.1 percent, posted an increase of about 11.5 percent in revenue for the first three quarters, to some ATS 59.4bn (approx. EUR 4.3bn). Tobaccoland Austria's revenue was up by 4.6 percent to ATS 17.1bn (EUR 1.2bn), and that of Hungarotabak-Tobaccoland (H-T) by 3.2 percent to ATS 5.2bn (EUR 378m). In line with Austria Tabak's interest in H-T, 51 percent of its revenue is included in Group and divisional revenue.

Contact
Dr. Hubert Greier
Press Department, Austria Tabak
Tel: +43 (0)1 313421411
Fax: +43 (01) 313421636

Vienna, 20 Dec. 2001


AUSTRIA
TABAK

Generaldirektion

Porzellangasse 51
Postfach 14
1091 Wien
Tel:++43 (1) 31342-1477
Fax:++43 (1) 31342-1636

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Ihr Zeichen
Unser Zeichen GEN/IR/FR

Wien, December 20th, 2001

Austria Tabak AG
Rule 12g3-2(b) File No. 82-4715

The enclosed press release „Austria Tabak to become wholly owned subsidiary of Gallaher" is being furnished to the Securities and Exchange Commission (the „SEC") on behalf of Austria Tabak AG (the „Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the „Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be „filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

i.V. D. Schwarzmair

i.A. F. Rosenthal

Enclosure



Austria Tabak to become wholly owned subsidiary of Gallaher

Remaining minority shareholders to receive €85 per share

Following its acquisition of ÖIAG's block of shares (41.1%) in the summer of this year and the highly successful offer to the other shareholders in September and October, British cigarette manufacturer Gallaher now owns 99.68% of Austria Tabak's share capital.

At a meeting yesterday, the Austria Tabak Supervisory Board resolved to take steps to buy out the remaining minority shareholders. Under a spin-off plan which is available for inspection from today, an extraordinary general meeting is to be held on 21st January 2002 to approve a cash transfer to a new company in which the minority shareholders will participate. Every shareholder will receive a number of €1 shares in this company equal to the number of Austria Tabak shares held, and a cash payment of €84 per share from Gallaher.

This will mean that the departing shareholders receive a total of €85 per share - the same as the price which Gallaher paid ÖIAG, and which has already been accepted by the overwhelming majority of the minority shareholders.

"This is a fair settlement for the remaining Austria Tabak shareholders, while for Austria Tabak it is an important step towards full integration in the Gallaher Group," said the Chairman of the Austria Tabak Executive Board, Heinz Schiendl.

A further consequence of today's resolution will be the delisting of Austria Tabak (after four years on the Vienna Stock Exchange). This is likely to take place in either February or March 2002.

Contact:
Dr. Hubert Greier,
Press Department, Austria Tabak
Tel: +43(0)1 31342/1411
Fax: +43 (0)1 31342/1636

Vienna, 2001-12-20